SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
Commission File No. 001-39914

NOTIFICATION OF LATE FILING

(Check One):  ⌧  Form 10-K  ◻  Form 20-F  ◻   Form 11-K  ◻  Form10-Q  ◻  Form 10-D  ◻  Form N-CEN  ◻  Form N-CSR

 For Period Ended:   December 31, 2020

◻ Transition Report on Form 10-K
◻ Transition Report on Form 20-F
◻ Transition Report on Form 11-K
◻ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I — REGISTRANT INFORMATION

Full name of registrant: Affinity Bancshares, Inc.

Former name if applicable: _____________________

Address of principal executive office (Street and Number):  3175 Highway 278

City, state and zip code: Covington, Georgia 30014

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

⌧	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(b)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Affinity Bancshares, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K timely without unreasonable effort or expense as the Company required additional time to comply with the eXtensible Business Reporting Language (“XBRL”) requirements applicable to its Annual Report on Form 10-K for the year ended December 31, 2020.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Tessa M. Nolan	(770)	768-7088
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑ Yes  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Affinity Bancshares, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2021	By:	/s/ Tessa M. Nolan Tessa M. Nolan Senior Vice President and Chief Financial Officer

ATTACHMENT TO FORM 12b-25
AFFINITY BANCSHARES, INC.

The Company has reported net income of $3.1 million for the year ended December 31, 2020 compared to net income of $355,000 for the year ended December 31, 2019.  The increase was due to an increase in interest income of $15.6 million, or 104.3%, partially offset by increases in noninterest income ($7.4 million, or 52.9%), interest expense ($3.2 million, or 137.5%) and provisions for loan losses ($2.0 million for 2020 compared to no provisions for 2019).